Parkvale Financial Corporation
4220 William Penn Highway
Monroeville, PA 15146
(412) 373-7200
March 15, 2010
Via EDGAR and Overnight Mail
Mr. John P. Nolan, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop — 4561
100 F Street, N.E.
Washington, DC 20549
Dear Mr. Nolan:
Please accept this Supplemental Report to our response letter dated February 4, 2010 with regard to your correspondence dated January 22, 2010 concerning our Form 10-K for June 30, 2009, File Number 0-17411. The Supplemental Report is intended to provide further clarification and information to our response letter in order that the SEC can conclude on the subject matter. It is respectfully requested that the following information be considered:
A.	As stated in our response letter dated February 4, 2010, we did not recognize a cumulative effect adjustment at the beginning of the period during which we adopted FSP 115-2 (adopted for the quarter ended June 30, 2009) due to further credit-related impairment charges realized during the June 2009 quarter. We do acknowledge, however, that we did not properly apply paragraph 45 of FSP 115-2 upon adoption as it pertains to recognition of a cumulative effect adjustment.

B.	The following qualitative factors are presented to expand on the SAB 99 analysis provided in conjunction with the February 4, 2010 response letter:
•	The OTTI activity resulted in non-cash charges that were based upon our best estimate of the present value of cash flows expected to be collected from the debt security (reference is made to paragraph 23 of FSP 115-2). The present value of cash flows expected to be collected was considered using guidance set forth by EITF Issue 99-20 (reference is made to paragraph 24 of FSP 115-2). We considered numerous factors when estimating whether a credit loss existed. We consider our valuation of pooled trust preferred securities to be a matter requiring estimates and assumptions as opposed to an item capable of precise measurement.

•	We do not believe that the matters masked a material change in earnings or trends. As presented in our response letter of February 4, 2010, the

Corporation reported a loss for the period under review, and inclusion of the items related to the securities is not deemed material. As noted, the situation did not involve changing a reported loss to income (or vice versa).
•	The effect of the items would not have resulted in a material adverse effect on our regulatory capital. A well-capitalized status as defined by regulatory authorities would have been maintained.

•	We do not believe that the OTTI activity would have resulted in price volatility of the Corporation’s stock price, especially considering the pretax loss of $12,238,000 that was reported for the fiscal year ended June 30, 2009.

•	We do not believe that the OTTI activity would have materially affected the investment security disclosures in the Form 10-K for the period ended June 30, 2009, nor would an investor’s judgment regarding the credit quality of the portfolio been influenced by inclusion of such items.
C.	The Audit-Finance Committee of the Board of Directors has reviewed the respective SAB 99 analysis and concluded that the nature and impact of the items as it pertains to a cumulative effect adjustment is immaterial.

D.	The Corporation’s Independent Public Accountants have reviewed our response and the matters related to the four subject securities and concur that the matters are not material.

E.	The aggregate effect, when considering the impact of each security, to beginning retained earnings upon adoption of FSP 115-2 (i.e., the cumulative effect adjustment) for the period ended June 30, 2009 would have been an increase of $1.5 million on a pretax basis, representing less than 1% of reported shareholders’ equity. We would like to reiterate, however, that the additional OTTI charges recognized on the securities in the June 2009 quarter would have wiped out the cumulative effect adjustment, resulting in no net impact for the June 2009 quarter or the fiscal year ended June 30, 2009.
If you have additional questions or comments concerning this response, please contact me either via phone at 412-373-4804 or e-mail to gil.riazzi@parkvale.com.
Sincerely,
Gilbert A. Riazzi
Vice President and
Interim Principal Financial Officer
cc:	Robert J. McCarthy, Jr. President and Chief Executive Officer